May 1, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 302-8094</u>

Thomas Viertel
Executive Vice President and Chief Financial Officer
Presidential Realty Corporation
180 South Broadway
White Plains, NY 10605

Re: **Presidential Realty Corporation**
        Form 10-KSB for the year ended December 31, 2005
        Filed March 31, 2006
        File No. 1-08594

Dear Mr. Viertel:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB</u>

<u>Item 6 Management's Discussion and Analysis or Plan of Operation</u>
<u>Funds from Operations, page 34</u>

1.   Revise to remove the FFO payout ratio since FFO is defined as a performance measure rather than a liquidity or cash flow measure. We would not object to the comparison of distributions to a cash flow measure, such as cash flows from operating activities.

<u>Financial Statements</u>

2.   We note that 71% of the Company's assets represent investments in and advances to joint ventures with entities controlled by Mr. Lichtenstein and we note that you have included the financial statements of these investments as Exhibits to the Form 10-KSB in accordance with Rule 3-09 of Regulation S-X. However, since the loans appear to be all non recourse and secured by specific properties, clarify to us how this satisfies the requirements of SAB Topic 1I. In addition, disclose in the filing the dollar amount of guarantees from Mr. Lichtenstein and sufficient information to allow an investor to assess his ability to perform under the guarantee including his net worth and whether the net worth is derived from material amounts of assets that are not readily marketable.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Presidential Realty Corporation
May 1, 2006

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3496 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant